Exhibit 99.4

REZOLVE AI plc and subsidiaries

Unaudited Pro Forma Condensed Combined Financial Information

Defined terms included below have the same meaning as terms defined and included elsewhere in this Report.

Introduction

As previously disclosed in its Current Reports on Form 6-K furnished with the Securities and Exchange Commission (“SEC”) on March 31, 2025 and February 21, 2025, on February 11, 2025, Rezolve AI plc ( "the Company" or "Rezolve") entered into a purchase agreement with GroupBy Inc., GroupBy International Ltd., and Fortis Advisors LLC, as the representative of the sellers party thereto (“the Sellers”), to acquire the entire issued and to be issued share capital of each of GroupBy Inc., GroupBy International Ltd., GroupBy USA Inc., and GroupBy UK Ltd (together “GroupBy”).

GroupBy is an eCommerce Search and Product Discovery SaaS technology provider that powers some of the largest B2B and B2C brands.

On March 25, 2025, Rezolve closed the GroupBy acquisition. As consideration for the GroupBy acquisition, the Company issued an aggregate of 3,999,902 of its ordinary shares of the Company to the Sellers.

The acquisition of GroupBy was deemed significant under Rule 3-05 and separate unaudited condensed interim combined consolidated financial statements for GroupBy as of, and for the six months ended June 30, 2025, included elsewhere in this Report

Unaudited Pro Forma Condensed Combined Financial Information

The Unaudited Pro Forma Condensed Combined Balance Sheet as of December 31, 2024 gives effect to the GroupBy acquisition as if it had been completed on December 31, 2024. The Unaudited Pro Forma Condensed Combined Statement of Operations for the year ended December 31, 2024 gives effect to the GroupBy acquisition as if it had been completed on January 1, 2024. The Unaudited Pro Forma Condensed Combined Balance Sheet as of December 31, 2024 and the Unaudited Pro Forma Condensed Combined Statement of Operations for the year ended December 31, 2024 are incorporated by reference from the Company's Registration Statement on Form F-3, filed with the SEC on September 26, 2025.

The Unaudited Pro Forma Condensed Combined Statement of Operations for the six months ended June 30, 2025 is presented below. An Unaudited Pro Forma Condensed Combined Balance Sheet as of June 30, 2025 is not presented as the assets and liabilities of GroupBy are already included in the Company's Unaudited Condensed Interim Combined Consolidated Balance Sheet as of June 30, 2025, included elsewhere in this Report.

Assumptions and estimates underlying the pro forma adjustments are described in the accompanying notes, which should be read in conjunction with the unaudited pro forma condensed combined financial statements. The unaudited pro forma condensed combined financial information is provided for illustrative purposes only and does not purport to represent what the actual consolidated results of operations of Rezolve would have been had the GroupBy acquisition occurred on the date noted above, nor are they necessarily indicative of future consolidated results of operations. Future results may vary significantly from the results reflected because of various factors. In Rezolve’s opinion, all adjustments that are necessary to present fairly the unaudited pro forma condensed combined financial information have been made.

The unaudited pro forma condensed combined financial information does not reflect the benefits of potential cost savings or the costs that may be necessary to achieve such savings, opportunities to increase revenue generation or other factors that may result from the GroupBy acquisition and does not attempt to predict or suggest future results.

The unaudited pro forma financial statements have been developed from and should be read in conjunction with:

•
the historical unaudited condensed interim combined consolidated financial statements of Rezolve as of, and for the six months ended June 30, 2025, included elsewhere in this Report;
•
the historical unaudited condensed interim combined consolidated financial statements for GroupBy as of, and for the six months ended June 30, 2025, included elsewhere in this Report;
•
the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” included elsewhere in this Report.

REZOLVE AI plc AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

			Proforma Combined
	Rezolve AI plc and Subsidiaries (Six months ended June 30, 2025)	GroupBy (January 1, 2025 to March 25, 2025)	GroupBy Transaction Accounting Adjustments		Pro Forma Combined
	A	B	C		D = A+B+C
Revenue	$6,316,950	$4,373,387	—		$10,690,337
Operating expenses
Cost of revenue	276,049	150	—		276,199
Sales and marketing expense	3,619,675	778,133	—		4,397,808
General and administrative expenses	33,263,730	5,219,022	—		38,482,752
Other operating expenses	31,236	—	—		31,236
Depreciation and amortization expenses	1,550,777	—	1,178,257	A	2,729,034
Total operating expenses	38,741,467	5,997,305	1,178,257		45,917,029

Operating loss	(32,424,517)	(1,623,918)	(1,178,257)		(35,226,692)
Other (expense) income					—
Interest expense	(2,109,570)	(264,509)	262,333	B	(2,111,746)
Loss on derivatives	(1,521,136)	—	—		(1,521,136)
(Loss)/gain on extinguishment	(27,183,375)	719,526	(719,526)	C	(27,183,375)
Gain on revaluation of financial asset	5,710,714	—	—
Other non-operating income (expense), net	169,613	—	—		169,613
Total other (expenses) / income, net	(24,933,754)	455,017	(457,193)		—
Income (loss) before taxes	(57,358,271)	(1,168,901)	(1,635,450)		(60,162,622)
Income tax expense	(494,247)				(494,247)
Net (loss) income	$(57,852,518)	$(1,168,901)	$(1,635,450)		$(60,656,869)
Earnings Per Share	(0.2)	—	—	D	(0.3)
Basic and diluted weighted average shares outstanding	233,521,905	—	—		233,521,905

See accompanying notes to the unaudited pro forma condensed combined financial information.

REZOLVE AI LIMITED AND SUBSIDIARIES NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Note 1—Basis of Presentation

The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.”

GroupBy acquisition

The Company accounted for the GroupBy acquisition using the acquisition method of accounting under ASC 805. The acquisition method of accounting requires that purchase price of the acquisition be allocated to the assets acquired and liabilities assumed using the fair values determined by management as of the acquisition date, with any excess of the purchase price over the estimated fair value of the identifiable net assets acquired recorded to goodwill.

The Company's preliminary estimates of fair values of the net assets acquired are based on the information that was available at the date of the GroupBy acquisition, and the Company is continuing to evaluate the underlying inputs and assumptions used in its valuations. Accordingly, these preliminary estimates are subject to change during the measurement period, which is up to one year from the date of the acquisition. A decrease in the fair value of assets acquired or an increase in the fair value of liabilities assumed in the acquisition from those valuations would result in a corresponding increase in the amount of goodwill from the acquisition. The acquisition-related transaction costs incurred by the Company were accounted for as expenses in the periods in which the costs were incurred and the services were received.

Unaudited Pro Forma financial information

The Unaudited Pro Forma Condensed Combined Statement of Operations for the six months ended June 30, 2025 gives effect to the GroupBy acquisition as if the acquisition had been completed on January 1, 2024.

The unaudited pro forma condensed combined financial information reflects transaction related adjustments management believes are necessary to present fairly Rezolve’s pro forma results of operations and financial position following the closing of the GroupBy acquisition and related transactions as of and for the periods indicated above. The related transaction accounting adjustments are based on currently available information and assumptions management believes are, under the circumstances and given the information available at this time, reasonable, and reflective of adjustments necessary to report Rezolve’s financial condition and results of operations as if the GroupBy acquisition was completed on the date mentioned above. Therefore, the unaudited pro forma condensed combined financial information and related notes are presented for illustrative purposes only. If the GroupBy acquisition and other transactions contemplated herein had occurred in the past, Rezolve's operating results might have been materially different from those presented in this unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information should not be relied upon as an indication of operating results that Rezolve would have achieved if the GroupBy acquisition had taken place on the specified date. In addition, future results may vary significantly from the results reflected in the unaudited pro forma condensed combined financial statement of operations and should not be relied upon as an indication of the future results Rezolve will have after the contemplation of the GroupBy acquisition. The unaudited pro forma condensed combined financial information does not give effect to any anticipated synergies, operating efficiencies, tax savings, or cost savings that may be associated with the GroupBy acquisition.

The unaudited condensed pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. The unaudited pro forma condensed combined financial information should be read in conjunction with the audited financial statements and notes thereto of each of GroupBy and Rezolve included elsewhere in this Report.

The historical unaudited condensed interim combined consolidated financial statements for GroupBy as of and for six months ended June 30, 2025 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and interpretations adopted by the International Accounting Standards Board (“IASB”).

Note 2—Unaudited pro forma condensed combined statements of operations adjustments

REZOLVE AI LIMITED AND SUBSIDIARIES NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

In addition to the pro forma adjustments listed below, the unaudited pro forma condensed combined statement of operations for the period January 1, 2025 to March 25, 2025 also include adjustments to conform GroupBy's historical presentation of certain line items to the presentation of those line items by Rezolve.

(a)
Adjustment to add incremental amortization expense for GroupBy based on the fair values assigned in the preliminary purchase price allocation to technology intellectual property and customer contract and related relationships.
(b)
Adjustment to remove GroupBy's historical interest expense for the period January 1, 2025 to March 25, 2025, as a result of the settlement of $12,300,000 of outstanding debt due to Western Alliance Bank ("WAB"). In connection with the closing of the GroupBy acquisition, the Company entered into a subscription letter with WAB pursuant to which the Company agreed to issue to WAB a number of its Ordinary Shares which is equal to $12,300,000. In consideration for the allotment of these Ordinary Shares, WAB irrevocably and unconditionally released and discharged the Company from the obligations owed by the Company to WAB.
(c)
Reflects an adjustment for the cancellation of all warrants, on acquisition date, to which GroupBy was a party which was one of the conditions for the closing of the GroupBy acquisition.
(d)
Represents the net loss per share calculated using the historical weighted average shares outstanding, and the issuance of additional shares in connection with GroupBy acquisition, assuming the shares were outstanding since January 1, 2024. As the GroupBy acquisition are being reflected in the unaudited pro forma condensed combined statement of operations as if it had occurred on January 1, 2024, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the shares issuable in connection with the GroupBy acquisitions have been outstanding for the entire period presented.